Exhibit 3

SARISSA CAPITAL HAS COMMENCED THE PROCESS TO CALL A SPECIAL MEETING OF AMARIN SHAREHOLDERS TO REMOVE AND REPLACE CERTAIN BOARD MEMBERS

Sarissa believes Amarin risks destroying additional shareholder value unless Sarissa representatives are immediately added to the board

Amarin board’s governance process lacks urgency and disregards shareholder vote at annual meeting

Greenwich, CT, October 11, 2022 – Sarissa Capital Management LP (“Sarissa”) today made the following statement regarding its ongoing discussions with Amarin Corporation plc (NASDAQ: AMRN) regarding board representation:

Amarin’s board seems to be trying to outdo the misguided leadership of the Roman Emperor Nero who played his lyre while Rome was engulfed in flames. Their “imperial” attitude and inaction is the problem. We, along with all shareholders, must try to fix the company.

This year alone, Amarin shareholders have lost over $850 million as the stock has fallen 64% year to date.* Since the annual meeting, at which we believe shareholders loudly voiced their concerns with leadership and the direction of the company, Amarin’s stock has fallen 38% and shareholders have lost over $280 million.† Notably, at the annual meeting, nearly half of votes by shareholders for directors up for re-election this year, which included those in leadership roles, were “against” or “abstentions.”

Sarissa, the largest shareholder of Amarin and a sophisticated institutional investor with a long history of shareholder value creation in healthcare companies, wants to help restore lost value and guide the company through this critical period. We fear that the continued mismanagement of the business will result in further permanent destruction of shareholder value. We believe Amarin’s current trajectory risks the company running out of cash and will result in the need to raise capital at a terrible valuation, severely diluting existing shareholders and further destroying shareholder value.

As we have heard from many shareholders, Amarin appears to not share our collective sense of urgency. Sarissa has discussed with the company adding shareholder representatives to the board for many months, but the board appears to be running a dawdling process that seems to ignore the critical period facing the company. Even after the clear and loud vote by shareholders in June, the directors on Amarin’s board took more than twelve weeks to interview Sarissa board candidates, seemingly unable to prioritize the company over their summer schedules while destroying further shareholder value. The drawn-out process appears to us to embody the company’s lackadaisical and reactive management of shareholder capital.

We cannot stand idly by as the board and management continue to risk destroying further shareholder value and potentially make the business increasingly unsalvageable. Sarissa has a history of helping struggling healthcare companies, including in the cardiovascular space, such as The Medicines Company. In order to turn the company around, we believe Sarissa representatives must be added to the board immediately. Although we will continue our discussions with the company, we have commenced the process to call a special meeting of shareholders to remove and replace certain Amarin directors who we believe do not serve the interest of shareholders. We hope that this process will ultimately be unnecessary and that the board will act swiftly to appoint our representatives to the board. However, given how reactive and drawn out the board process has been to date, we have little optimism that the board will now act with necessary and sufficient urgency.

*	Calculated from end of day 12/31/2021 to 10/10/2022. Source: Bloomberg
†	Calculated from end of day 6/27/2021 to 10/10/2022. Source: Bloomberg

Contact:	Jean Puong
Sarissa Capital Management LP
info@sarissacap.com

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CERTAIN INFORMATION CONCERNING THE PARTICIPANTS

Sarissa Capital Management LP (“Sarissa Capital”), together with the funds and other private investment vehicles for which Sarissa Capital acts as the investment advisor (collectively, “Sarissa”), intends to file a preliminary proxy statement and accompanying proxy card with the Securities and Exchange Commission (“SEC”) to be used to solicit votes for the election of its slate of highly-qualified nominees as directors of Amarin Corporation plc (the “Company”), at a special meeting of shareholders of the Company.

SARISSA STRONGLY ADVISES ALL SHAREHOLDERS OF THE COMPANY TO READ THE PROXY STATEMENT AND OTHER PROXY MATERIALS AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. SUCH PROXY MATERIALS WILL BE AVAILABLE AT NO CHARGE ON THE SEC’S WEB SITE AT HTTP://WWW.SEC.GOV. IN ADDITION, THE PARTICIPANTS IN THIS PROXY SOLICITATION WILL PROVIDE COPIES OF THE PROXY STATEMENT WITHOUT CHARGE, WHEN AVAILABLE, UPON REQUEST. REQUESTS FOR COPIES SHOULD BE DIRECTED TO THE PARTICIPANTS’ PROXY SOLICITOR.

The anticipated participants in the proxy solicitation include Sarissa and Dr. Alexander J. Denner, the Chief Investment Officer of Sarissa Capital and the ultimate general partner of Sarissa Capital.

As of the date hereof, Sarissa and Dr. Denner may be deemed to beneficially own 24,000,000 ordinary shares, 50 pence par value per share, of the Company.